

March 9, 2011

Craig Sizer
Chief Executive Officer
Sanomedics International Holdings, Inc.
80 SW 8th Street, Suite 2180
Miami, FL 33130

> **Re: Sanomedics International Holdings, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed February 23, 2011**
> **File No. 000-54167**

Dear Mr. Sizer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Overview, page 1

1.   We note your responses to prior comments 2 and 3. However, it is unclear why you continue to refer to Sanomedics as a "public shell company." In this regard, we reissue prior comments 2 and 3. Revise your prospectus to disclose the past operations of your company, the extent to which the company is or was "public" and your prior reporting history.

Raise Substantial Additional Capital, page 4

2.   Please update your disclosure in response to prior comment 6 here and on page 27. In addition, because your disclosure indicates that you expected your cash to deplete in

February 2011, disclose how you continue to operate past that date. To the extent that you obtained additional loans or renegotiated note payments or salaries due, provide appropriate disclosure and file all material agreements.

Effect Strategic Acquisitions, page 5

3.   We reissue prior comment 7 as your amended disclosure does not clarify the type of products you intend to market.

4.   We note your response to prior comment 8. Please disclose that there is no assurance that Watermark will serve as your distributor.

Increase Research and Development, page 6

5.   Reconcile your added disclosure in the second and third paragraphs of this section. Specifically, we note conflicting disclosure as to whether your products have a clinical repeatability issue. Please clarify the meaning of the term "clinical repeatability" and, if a repeatability issue exists, clearly state whether this issue leaves you unable to compete in the marketplace.

6.   Please substantiate the claims regarding accuracy and durability made in your added disclosure in the third paragraph of this section.

Narrative Description of Business, page 6

General, page 6

7.   We note the brackets in the last sentence of the second paragraph on page 7. Please revise.

Design and Manufacture, page 8

8.   Please disclose the substance of your discussion with the offshore manufacturer that you mention in the third paragraph of this section.

Sales, Marketing and Advertising, page 9

9.   Please clarify whether you have indemnity obligations other than those owed to Hammacher.

Competition, page 13

10.   Refer to the third paragraph of this section. Given your limited research and
        development efforts, it is unclear how you are improving the functionality of your
        products to a "state of the art level."

Management Could Terminate Employment…, page 21

11.   We note your response to prior comment 28. Please identify the parties that determined
        that the milestones for Messrs. Houlihan and Sizer were achieved and whether Messrs.
        Houlihan and Sizer had any influence over that determination.

Item 2. Financial Information, page 23

-Critical Accounting Policies and Use of Estimates, page 27

- Inventories, page 28

12.   We note your response to prior comments 20 and 21. Please revise your filing to include
        a detailed discussion of how you have evaluated your inventory for obsolescence similar
        to the information provided within your responses.

Item 4: Security Ownership…, page 30

13.   Please revise footnote (8) on page 31 to disclose the individuals with voting and
        investment power over the shares referenced. In addition, please tell us why Ms. Sizer is
        not separately disclosed in the tables in this section.

Item 6: Executive Compensation, page 34

Summary Compensation Table, page 34

14.   Please tell us where on your table you disclose the bonuses mentioned on page 35.

Item 13. Financial Statements and Supplementary Data, page 48

Annual Financial Statements, page F-16

Note 2. Summary of Significant Accounting Policies, page F-21

– Revenue Recognition, page F-22

15.   We note your response to prior comment 35 and your revised disclosures here and on
        pages 29 and F-6. We further note from your response that you confirm the number of

unsold units with your customers at year-end to ensure that your estimates are reasonable. Please explain to us in more detail how you are reasonably able to estimate your returns for unsold products considering that you only began your operations on January 6, 2009 and why you believe that confirming the amount of unsold products at fiscal year-end is a sufficient basis to reasonably estimate your right of returns of unsold product.

16.   We note your response to prior comment 37 and your updated disclosure. If true, please revise the disclosure to state that you recognize product revenue when either you have met all of the criteria above, including the ability to reasonably estimate the right of return of unsold items, or when you can reasonably estimate that that the return privilege has expired.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Daniel Morris, Special Counsel, at (202) 551-3314 if you have any other questions.

                                                        Sincerely,

                                                        Amanda Ravitz
                                                        Assistant Director

cc (via fax):   Richard G. Kline
                 Hofheimer, Gartlir, and Gross